FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

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PRESS RELEASE August 30, 2007 Press Office 16 rue de la Ville l’Evêque 75008 Paris FRANCE

RESULTS FOR 1st HALF OF 2007

Strong growth in operating results, 2007 targets confirmed and excellent prospects for the medium term

• EBITDA:	4.1 billion euros	(+ 10.4%)
• Current Operating Income:	2.8 billion euros	(+ 17.3%)
• Net result, Group Share:	1.9 billion euros	(vs 2.2 billion euros)
Excluding net impact of disposals	1.6 billion euros	(+ 11.8%)

Sharp Increase in Results, Sound Financial Situation

In the first six months of the year, the Group’s operating performance saw a sharp increase in spite of unfavorable weather conditions in Europe. All divisions made significant contributions to these excellent results, which have reached historic levels.

Double digit growth in the main operating indicators: EBITDA + 10.4%; and Current Operating Income: + 17.3%. These results are in line with the Group’s targets for 2007.

The Net Income Group Share came to 1.9 billion euros (compared to 2.2 billion euros at June 30, 2006) due to lower divestments (net impact of disposals of 226 million euros compared to 726 million euros at June 30, 2006). Excluding the effects of these divestments, Net Income Group Share increased + 11.8% to reach 1.6 billion euros.

The Group generated 2.9 billion euros in cash flow from operations1 in this first half of the year, an increase of nearly 50% compared to June 30, 2006. This cash flow enabled the Group to finance the strong increase in investments and remunerate its shareholders (dividends up by 20% and 508 million in share buybacks).

The gearing ratio came to 52%. The net debt of 12.9 billion euros includes the investment in Gas Natural for approximately 1 billion euros and changes in the consolidation method for 1.3 billion euros (including Agbar for approximately 800 million euros).

Targets for 2007 Confirmed

These excellent performances reported for the first half of 2007 confirm the relevance of SUEZ leadership strategy implemented over the last years in energy and environment. Based on these results, the Group has confirmed its targets for accelerated profitable growth in 2007:

•	Growth in EBITDA of over 10%

•	Growth in Current Operating Income of over 15%

•	Investments: 5 billion euros per year on average

•	ROCE for 2007 higher than in 2006 (i.e. + 13%)

•	Share buybacks of over 1 billion euros

•	Maintaining a “A” category rating

Accelerated industrial development in energy and the environment

Since the beginning of the year, SUEZ has completed important strategic milestones:

•	Electrabel squeeze-out and streamlining of Group structures in Belgium (acquisition of Suez-Tractebel by Electrabel for 18 billion euros)

•

Strengthening of Spanish partnerships in the environment sector with the joint public offer with Caixa for Agbar, as well as in the energy sector with the increase to 11.3%[2] in the capital of Gas Natural and the acquisition of 100% of the shares of Crespo y Blasco in the energy services.

1.	Free Cash Flow +/- changes in working capital
2.	Out of which 1.35% subject to CNE approval

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SUEZ also accelerated its industrial development and stepped up its commercial activities:

•	Increased production capacity all over the world:

•

New and renewable energies: acquisition of a wind farm in Portugal, and of Ventus Energy in Canada (3,500 MW of potential wind farm developments); construction in Brazil of a hydroelectric plant and a co-generation plant using sugar cane biomass (over 1,100 MW in total),

•	3,200 MW of developments in Europe with gas and coal-fired plants and 8,200 MW of total production capacity in the Middle East.

The Group has the third largest generating park in the world (52,000 MW), which is among the most diversified. By 2012, it plans to reach 75,000 MW, an increase of 50%, 40,000 MW of which will be in Europe.

•	Development in nuclear energy: projects development in France, the United Kingdom, Romania, and Bulgaria; ongoing recruitment of 700 engineers and technicians.

•	Continued expansion in LNG: First delivery in Zeebrugge under the 1st European LNG contract with Qatar, permits received for an offshore terminal near Boston.

•

Confirmation of SUEZ’s world leadership in Seawater Desalination through many projects in the Middle East, Australia (Perth) and Spain (Barcelona and Alicante) and in the wastewater reuse (France and Qatar).

•	Acquisitions in the Waste sector in the United Kingdom and in the Czech Republic.

•	Numerous orders intake for energy services for offerings providing improved energy efficiency and a reduction in CO2 emissions.

Strong prospects for the medium term

SUEZ board of directors reviewed the medium term prospects of the Group’s dynamic stand alone strategy. This leads to simultaneous, sustainable development in its core energy and environment businesses, as it benefits from its unique resources and advantages.

The relevance of this strategy is strengthened by the rapid changes in this sector: energy markets have been opened up to the competition, major challenges in the area of new infrastructure and security of supply, the fight against climatic changes, conservation of natural resources and sustainable development in the energy and environment.

Based on its commercial success and its particularly promising growth prospects for all its core businesses, the Group has set ambitious financial goals for 2007-2010:

•	Group’s EBITDA Gross Operating Income over 10 billion euros by 2010 (50% increase over 2006),

•	Investments of over 20 billion euros while maintaining a double-digit ROCE,

•	Maintaining its “A” rating,

•	Dynamic, competitive shareholder remuneration policy.

This program gives SUEZ an important financial flexibility which will allow the Group to seize industrial and financial opportunities that are value accretive.

These promising prospects would be strengthened by the planned merger with Gaz de France.

Gérard Mestrallet, President and CEO of SUEZ, says: “The strategy we have implemented over the last 10 years has allowed SUEZ to post increased half-yearly results once again. These results demonstrate the effectiveness of the Group’s business model which has benefited from the growing demand for clean and efficient solutions in energy and environment. SUEZ is unique in its sector, and is in a strong position to continue to further implement its strategy of organic growth and dynamic expansion internationally, and to take a major role in the consolidation.”

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The Live video webcast of the 2007 first-half results will be broadcasted on Thursday August 30 at 08:30 (Paris time) on SUEZ website: http://www.suez.com

SUEZ, an international industrial and services Group, designs sustainable and innovative solutions in the management of public utilities as a partner of public authorities, businesses and individuals. The Group aims to answer essential needs in electricity, natural gas, energy services, water and waste management. SUEZ is listed on the Brussels, Luxembourg, Paris, New York and Zurich stock exchanges and is represented in the main international indices: CAC 40, BEL 20, DJ STOXX 50, DJ EURO STOXX 50, Euronext 100, FTSE Eurotop 100, MSCI Europe and ASPI Eurozone The Group employs 140,000 people worldwide and achieved revenues of EUR 44.3 billion in 2006, 89 % of which were generated in Europe and in North America.

Important Information

This communication does not constitute an offer to purchase or exchange or the solicitation of an offer to sell or exchange any securities of Suez or Gaz de France, nor shall there be any purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Suez disclaims any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination set out in the communication to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed business combination, and as far as necessary, the required information documents will be filed with the Autorité des marchés financiers (“AMF”) and, if applicable, the United States Securities and Exchange Commission (“SEC”).

Forward-Looking Statements

This communication contains forward-looking information and statements. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Although the managements of Suez believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Suez, that could cause actual results, developments, synergies, savings and benefits from the transaction to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings made by Suez with the AMF and the SEC, including those listed under “Facteurs de Risques” in the Document de Référence filed by Suez on April 4, 2007 (under no: D.07-0272), as well as those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, Suez does not undertake any obligation to update any forward-looking information or statements.

Press Contacts:	+33 1 40 06 66 51/66 68	Analyst Contacts:	33 1 40 06 65 31/66 29
Belgium	+32 2 510 76 70

This release is also available on the Internet: http://www.suez.com

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Summary balance sheet

at 06/30/07

2007 HALF YEAR RESULTS

	12/31/06	06/30/07
	In €m
ASSETS
NON CURRENT ASSETS	46,806	51,053
CURRENT ASSETS	26,629	28,067
o/w marketable securities	833	856
o/w cash & equivalents	7,946	8,470

TOTAL ASSETS	73,435	79,120

LIABILITIES
Equity, group share	19,504	19,947
Minority interests	3,060	4,895
TOTAL EQUITY	22,564	24,843
Provisions	9,786	9,568
Financial debt	19,679	22,677
Other liabilities	21,406	22,032

TOTAL LIABILITIES	73,435	79,120

Summary income statement

2007 HALF YEAR RESULTS

	H1 2006	H1 2007
	In €m
Revenues	22,353	23,729
Depreciation and amortization	(868)	(878)
Current operating income	2,376	2,787
Income from operating activities	3,137	3,023
Financial income (loss)	(316)	(225)
Income tax	(512)	(745)
Share in net income of associates	228	211
Minority interests	(367)	(410)

Net result, group share	2,170	1,854

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Cash flow statement

2007 HALF YEAR RESULTS

	06/30/06	06/30/07
	In €m
Gross cash flow before financial loss and income tax	3,264	3,740
Income tax paid (excl. income tax paid on disposals)	(464)	(592)
Change in operating working capital	(671)	(27)

CASH FLOW FROM OPERATING ACTIVITIES	2,129	3,121

Net tangible and intangible investments	(908)	(1,149)
Financial investments	(381)	(1,462)
Disposals and other investment flows	1,083	874

CASH FLOW FROM INVESTMENT ACTIVITIES	(206)	(1,737)

Dividends paid	(1,579)	(1,941)
Balance of reimbursement of debt / new debt	(4,417)	1,618
Interests paid on financial activities	(400)	(385)
Other cash flows	(355)	(356)

CASH FLOW FROM FINANCIAL ACTIVITIES	(6,751)	(1,064)

Impact of currency, accounting practices and other	(122)	204

CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD	10,374	7,946

TOTAL CASH FLOWS FOR THE PERIOD	(4,950)	524

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	5,424	8,470

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2007	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary